AG
3/12

09059835

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 67053 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arbor Advisors, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1950 University Ave., #204
(No. and Street)

E. Palo Alto, (City) CA (State) 94303 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stan Christensen 650-305-2581
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road (Address) Los Angeles, (City) CA (State) 90027 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC
Mail Processing
Section
MAR 10 2009
Washington, DC
100





3/25/09

## OATH OR AFFIRMATION

I, Stan Christensen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arbor Advisors, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Partner

Title

See attached

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CALIFORNIA ALL-PURPOSE ACKNOWLEDGEMENT

STATE OF CALIFORNIA )

COUNTY OF Santa Clara )

On 2/19/09 before me, a.E Fang, Notary Public
DATE NAME, TITLE OF OFFICER – E.G.., "JANE DOE, NOTARY PUBLIC

personally appeared, Stan Christensen

~~personally known to me (or~~ proved to me on the basis of satisfactory evidence) to be the person~~(s)~~ whose name~~(s)~~ (is)/are subscribed to the within instrument and acknowledged to me that (he)/she/they executed the same in (his)/her/their authorized capacity~~(ies)~~, and that by (his)/her/their signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

WITNESS my hand and official seal.

a.e. Fang (SEAL)
NOTARY PUBLIC SIGNATURE

A E. FANG
COMM. #1748934
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
COMM. EXPIRES JUNE 4, 2011
MGC1

## OPTIONAL INFORMATION

THIS OPTIONAL INFORMATION SECTION IS NOT REQUIRED BY LAW BUT MAY BE BENEFICIAL TO PERSONS RELYING ON THIS NOTARIZED DOCUMENT.

TITLE OR TYPE OF DOCUMENT Annual Audited Report, Form X-17A-5, Part III

DATE OF DOCUMENT ____________ NUMBER OF PAGES 1

SIGNERS(S) OTHER THAN NAMED ABOVE ____________

SIGNER'S NAME Stan Christensen SIGNER'S NAME ____________

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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2008

ARBOR ADVISORS, LLC

CONTENTS

**Elizabeth Tractenberg, CPA**
**3832 SHANNON ROAD**
**LOS ANGELES, CALIFORNIA 90027**
**323/669-0545 – Fax 323/669-0575**
**elizabeth@tractenberg.net**

# INDEPENDENT AUDITOR'S REPORT

To the Member
Arbor Advisors, LLC

I have audited the accompanying statement of financial condition of Arbor Advisors, LLC (the Company) as of December 31, 2008 and related statements of operations, cash flows, and changes in member's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2008 and the results of its operations, cash flows and member's equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Page 8 includes supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 27, 2009

ARBOR ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

| | |
|---|---|
| Cash and equivalent | $ 1,548,909 |
| Accounts receivable | 35,000 |
| Property and Equipment, at cost, net of accumulated depreciation of $88,328 | 43,388 |
| TOTAL ASSETS | $ 1,627,297 |

LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| LIABILITIES | |
| Bank overdraft | $ 62,573 |
| Accounts payable and accrued liabilities | 8,779 |
| Accrued income taxes | 11,790 |
| TOTAL LIABILITIES | 83,142 |
| MEMBER'S EQUITY | 1,544,155 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ 1,627,297 |

See accompanying notes to financial statements

ARBOR ADVISORS, LLC
STATEMENT OF OPERATIONS
FOR YEAR ENDED DECEMBER 31, 2008

| | | |
|---|---|---|
| REVENUES | | |
| Fees | $ | 6,525,605 |
| Interest income | | 31,412 |
| Other income | | 8,719 |
| TOTAL REVENUES | | 6,565,736 |
| TOTAL OPERATING EXPENSES (page 9) | | 5,088,317 |
| INCOME BEFORE TAX PROVISION | | 1,477,419 |
| INCOME TAX PROVISION | | 12,590 |
| NET INCOME | $ | 1,464,829 |

See accompanying notes to financial statements

ARBOR ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR YEAR ENDED DECEMBER 31, 2008

| | | Total |
|---|---|---|
| Balance, December 31, 2007 | $ | 251,326 |
| Net Income | | 1,464,829 |
| Member distributions | | (172,000) |
| Balance, December 31, 2008 | $ | 1,544,155 |

See accompanying notes to financial statements

ARBOR ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR YEAR ENDED DECEMBER 31, 2008

| | |
|---|---|
| Cash Flows from Operating Activities: | |
| Net income | $ 1,464,829 |
| Depreciation | 23,549 |
| Changes in operating assets and liabilities: | |
| Commissions receivable | (35,000) |
| Bank overdraft | 36,684 |
| Accounts payable and accrued liabilities | (3,413) |
| Accrued income taxes | 800 |
| Other | 0 |
| Net cash provided by operating activities | 1,487,449 |
| Cash Flows for Investing Activities: | |
| Purchase of fixed assets | (64,630) |
| Cash Flows for Investing Activities: | (64,630) |
| Cash Flows from Financing Activities: | |
| Note payable | (150,000) |
| Distribution to members | (172,000) |
| Cash Flows from Investing Activities | (322,000) |
| Net increase in cash | 1,100,819 |
| Cash - beginning of the year | 448,090 |
| Cash - December 31, 2008 | $ 1,548,909 |
| Supplemental Cash Flow Information | |
| Cash paid for interest | $ 0 |
| Cash paid for income tax | $ 11,790 |

See accompanying notes to financial statements

ARBOR ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

## NOTE 1 - NATURE OF BUSINESS

Arbor Advisors, LLC (Company) was formed to conduct business primarily as an investment banking and financial advisory firm. The Company was approved by the NASD on January 23, 2006. The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency (FINRA).

The Company does not hold customers' funds or securities. As a result, the Company is exempt from certain provisions and requirements under Rule 15c3-3, pursuant to SEC Rule 17a-5(d)(3)(k)(2)(i) of the Securities Exchange Commission.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Cash and Cash Equivalents** – for the purposes of the balance sheet and statement of cash flows, all highly liquid investments with original maturities of three months or less are considered cash equivalents. The Company does not have any cash equivalents at December 31, 2008

**Revenue Recognition** – Investment banking fees are contingent on, and are recognized upon, the successful completion of a project. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period. During 2008, the majority of the revenues were generated from eight customers.

**Income taxes** - The Company with consent of its Members has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes in included in these financial statements. The State of California has similar treatment, although there exists a provision for a gross receipts tax and a minimum Franchise Tax of $800.

**Use of estimates** - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

## NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000) or 6 2/3% of aggregate indebtedness, whichever is greater, as defined, under such provisions. See page 8 for the computation of net capital.

## NOTE 4 – INCOME TAXES

The Company is subject to a limited liability company gross receipts tax, with a minimum provision of $800. For the year ended December 31, 2008, the Company recorded the minimum liability company income tax of $800 and gross receipts tax of $11,790.

## NOTE 5 - COMMITMENTS AND CONTINGENCIES

*Contingencies*

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. Effective October 3, 2008, the FDIC insurance limit was increased to $250,000. This new limit is applicable through December 31, 2009.

At times during the year ended December 31, 2008, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in these accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

## NOTE 6 - COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

A computation of reserve requirements is not applicable to Arbor Advisors, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i) – "Special Account for the Exclusive Benefit of Customers" maintained.

## NOTE 7 – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Information relating to possession or control requirements is not applicable to Arbor Advisors, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

# ARBOR ADVISORS, LLC
## COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
## DECEMBER 31, 2008

| | | | |
|---|---|---|---|
| **COMPUTATION OF NET CAPITAL** | | | |
| Total ownership equity from statement of financial condition | | $ | 1,544,155 |
| Nonallowable assets: | | | |
| Commissions receivable | 35,000 | | |
| net of accumulated depreciation | 43,388 | # | (78,388) |
| NET CAPITAL | | $ | 1,465,767 |
| **COMPUTATION OF NET CAPITAL REQUIREMENTS** | | | |
| Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness | | $ | 5,546 |
| Minimum dollar net capital required | | $ | 5,000 |
| Net Capital required (greater of above amounts) | | $ | 5,546 |
| EXCESS CAPITAL | | $ | 1,460,221 |
| Excess net capital at 1000% (net capital less 10% of aggregate indebtedness) | | $ | 1,457,452 |
| **COMPUTATION OF AGGREGATE INDEBTEDNESS** | | | |
| Total liabilities | | $ | 83,142 |
| Aggregate indebtedness to net capital | | | 5.67% |

RECONCILIATION

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

| | | |
|---|---|---|
| NET CAPITAL PER COMPANY'S COMPUTATION | $ | 1,486,336 |
| VARIANCE - | | |
| Additional accrued expenses | | (8,779) |
| Accrued income taxes | | (11,790) |
| NET CAPITAL PER AUDITED REPORT | $ | 1,465,767 |

See accompanying notes to financial statements

ARBOR ADVISORS, LLC

SCHEDULE OF OPERATING EXPENSES

FOR YEAR ENDED DECEMBER 31, 2008

| | | |
|---|---|---|
| OPERATING EXPENSES | | |
| Accounting | $ | 9,885 |
| Advertising/marketing | | 1,860 |
| Auto expense | | 27,574 |
| Commissions | | 10,000 |
| Computer and IT services | | 34,040 |
| Depreciation | | 23,549 |
| Dues and subscriptions | | 9,993 |
| Insurance | | 55,065 |
| Office expense | | 41,955 |
| Outside services | | 3,055,440 |
| Postage | | 1,777 |
| Printing | | 4,690 |
| Professional fees | | 16,707 |
| Regulatory fees | | 51,966 |
| Relocation expense | | 6,000 |
| Rent | | 268,025 |
| Salaries and payroll taxes | | 1,368,208 |
| Telephone | | 24,481 |
| Training | | 590 |
| Travel and entertainment | | 61,128 |
| Utilities | | 9,688 |
| All other expenses | | 5,696 |
| TOTAL OPERATING EXPENSES | $ | 5,088,317 |

See accompanying notes to financial statements

PART II

ARBOR ADVISORS, LLC

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2008

**Elizabeth Tractenberg, CPA**
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

## Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Member
Arbor Advisors, LLC

In planning and performing my audit of the financial statements and supplemental schedules Arbor Advisors, LLC (the Company) for the year ended December 31, 2008, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

To the Member
Arbor Advisors, LLC

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 27, 2009